

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549-4561

DIVISION OF
CORPORATION FINANCE
Mail Stop 4561

August 30, 2010

Via U.S. Mail and facsimile

Mr. Bob Bates
Chief Financial Officer
Inova Technology, Inc.
374 N. Stephanie Street
Suite 1411
Henderson, NV 89014

Re: Inova Technology, Inc. (the "Company")
        File No. 000-27397

Dear Mr. Bates:

        We have received your letter dated August 18, 2010 related to the Company's recent restatement.   In the letter, you have requested that the staff of the Division of Corporation Finance not object to your proposal to include restated information for each period not yet restated in an amendment to the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2008 ("Fiscal Year 2008"). In addition to restating the year ended April 30, 2008, the report would include restatements for each quarterly period in the years ended April 30, 2008, 2009, and 2010 in which there was an error.

        In connection with your request, we believe it is appropriate to note that the Company is responsible under the federal securities laws and regulations to file the required reports with the Commission and to determine the accuracy and adequacy of the information provided. To be in full compliance with the reporting requirements of the Exchange Act, the Company is required to amend any of its filings that contain materially inaccurate financial statements. Since your proposed Amended Annual Report on Form 10-K would include periods subsequent to the period covered by the report, and because the Company has already included a restatement of the amounts for the year ended April 30, 2009 in its Form 10-K for the year ended April 30, 2010, we do not believe your proposal is appropriate. However, we would not object if the Company filed an amendment to its Annual Report for the year ended April 30, 2010 that includes the following:

-   An explanatory note at the beginning of the Form 10-K amendment that discusses the reason for the amendment.

-   Audited restated financial statements for Fiscal Years 2009 and 2008 with the columns labeled "restated".

- Unaudited restated, as appropriate, quarterly balance sheets and income statements, consistent with the requirements of Rule 8-03(a) and (b) of Regulation S-X for the eight quarters in Fiscal Year 2009 and Fiscal Year 2010.

- Management's discussion and analysis revised to the extent necessary to give effect to the restatement for each of the fiscal years and quarterly periods described in the first two bullets above.

- Prominent and comprehensive disclosure that describes and quantifies the nature and effect of each material error for each year for which financial statements are presented and for each quarterly period in Fiscal Year 2009 and Fiscal Year 2010.

- Appropriate revisions, if necessary, to previous disclosure under Items 9A and 9B.

In advising you that the staff of the Division of Corporation Finance will not raise further comment regarding your company's need to amend prior Exchange Act filings to restate financial statements and related disclosures, it is important that we advise you that this guidance does not:

- mean the Division of Corporation Finance will not comment on or require changes in your Form 10-K amendment that includes the comprehensive disclosure outlined in your letter;

- mean the Division of Corporation Finance has concluded that you or your company have complied with all applicable financial statement requirements;

- mean the Division of Corporation Finance has concluded that the company has satisfied all rule and form eligibility standards under the Securities Act and the Exchange Act;

- mean that the Division of Corporation Finance has concluded that the company is current in filing its Exchange Act reports;

- mean that the Division of Corporation Finance has concluded that the company has complied with the reporting requirements of the Exchange Act; or

- foreclose any action recommended by the Division of Enforcement with respect to your disclosure, filings or failures to file under the Exchange Act.

Our conclusions are based solely on the information included in your letter. Materially new or different facts and circumstances could result in different conclusions. If you have any questions about this letter, please contact me at (202) 551-3403.

Sincerely,

Steven Jacobs
Associate Chief Accountant